United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale reports new requests for asset freezes by Brazilian authorities

Rio de Janeiro, February 5, 2026 – Further to the press release disclosed on February 1st, 2025, Vale S.A. (“Vale” or the “Company”) informs that it has identified three new legal proceedings related to the overflows recorded at the Fábrica and Viga operational units, in Ouro Preto and Congonhas (MG). The actions seek different preliminary injunctions, including asset freezes, and were filed by: (i) the Brazilian Federal Prosecutor’s Office (Ministério Público Federal), regarding the overflow at the Viga unit, with a request for an asset freeze of R$ 200 million; (ii) the State of Minas Gerais, relating to the overflow at the Viga unit, requesting an asset freeze of R$ 1 billion; and (iii) the State Prosecutor’s Office of Minas Gerais (Ministério Público do Estado de Minas Gerais) jointly with the State of Minas Gerais, in relation to the overflow at the Fábrica unit, requesting an asset freeze of R$ 846 million.

The Company clarifies that the overflows that occurred at the Fábrica and Viga units in January 2026 are not related to any of Vale’s dams in the region, which remain in unchanged safe conditions and under continuous monitoring, 24 hours a day, seven days a week. The Company continues to cooperate with the authorities and will submit its formal statements within the applicable legal deadlines. The causes of the events are under investigation though a technical and structured process, with transparency. The Company clarifies that it has already initiated sediment removal activities and is advancing the development of the Degraded Area Recovery Plan (PRAD), in accordance with commitments made to authorities. Vale’s priority remains the protection of people, communities, and the environment. The Company will keep the market informed of any relevant developments related to the matter, in line with applicable regulations.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 5, 2026		Director of Investor Relations